FORD CREDIT

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-217690

One American Road
Mail Drop 7480
Dearborn, Michigan 48121-1732

Date: February 5, 2018

To: Dealers Participating in the Retrospective Profit Sharing Program

Subject: Ford Interest Advantage (FIA) Investment Opportunity

The option to receive your Annual Retrospective Payment via Electronic Fund Transfer (EFT) has been enhanced to include the option to invest in a new or existing Ford Interest Advantage (FIA) note. FIA is a U.S. program that allows investment in Ford Credit unsecured debt and offers competitive rates up to 1.31%* depending on the amount invested. The FIA program is offered through prospectus only and requires a $1,000 investment to enroll.

Go to https://www.ford.com/finance/investor-center/ford-interest-advantage to read our prospectus and check the current rates. You can also download a PDF of the application form or enroll online**.

Benefits of the FIA program include the following:

- Redeem your investments at any time
- Manage your investment online or with the FIA mobile app
- Access to free online transfers, bill payment and eStatements, unlimited check writing

If you have any questions regarding enrolling in FIA, please contact Nora Stiver (nstiver@ford.com) with the Ford Interest Advantage team. If you already have an existing FIA Note and would like to invest your Annual Retrospective Payment in FIA, contact Rebecca Davis (rmarian1@ford.com) for assistance in completing the attached ACH instruction form.

Sincerely,

Naro Sigler
Ford Interest Advantage Manager

*Investments over $50,000. Rate as of 2/5/2018; see www.ford.com/finance/investor-center/ford-interest-advantage for current rates for all investment amounts.
**See website above for online enrollment eligibility requirements.

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company LLC and are offered only in the United States. This email does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.